Lazard Capital Markets LLC
30 Rockefeller Plaza
New York, NY 10020

                May 18, 2007

VIA EDGAR AND TELECOPY - (202) 772-9206
Mr. John Reynolds
United States Securities and
Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Columbus Acquisition Corp. (the "Company") Registration Statement on Form S-1 originally filed November 22, 2006 (File No. 333-138890) ( the "Registration Statement")

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned underwriter of the proposed offering of securities of Columbus Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated May 2, 2007, were distributed on or about May 2, 2007, as follows:

450 to individual investors;

800 to NASD members (which included 4 prospective underwriters and selected dealers); and

150 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated May 2, 2007, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

LAZARD CAPITAL MARKETS LLC

By: /s/ David G. McMillan, Jr.
Name: David G. McMillan, Jr.
Title: Managing Director